OPPENHEIMER EQUITY INCOME FUND/VA – EXHIBIT 77C

SPECIAL SHAREHOLDER MEETING (Unaudited)

On February 10, 2017, a shareholder meeting of Oppenheimer Equity Income Fund/VA (the "Fund") was held at which the sub-proposals below were approved as described in the Fund's proxy statement dated January 5, 2017 (the "Proxy Statement"). The following is a report of the votes cast:

Proposal 1:
To approve an Agreement and Plan of Reorganization between Oppenheimer Equity Income Fund/VA and Oppenheimer Main Street Fund®/VA, each a series of Oppenheimer Variable Account Funds, and the transactions contemplated thereby.

	For	Against	Abstain
	602,449	29,854	19,523